FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued yesterday by The Saudi British Bank (SABB), a 40% indirectly held associate of HSBC Holdings plc.

11 July 2013

HSBC COMPLETES STRATEGIC REVIEW OF
HSBC PRIVATE BANK (MONACO) SA

On 14 May 2013 HSBC Private Banking Holdings (Suisse) SA, a wholly owned subsidiary of HSBC Holdings plc, announced it was conducting a strategic review of its private banking operations in Monaco following receipt of unsolicited expressions of interest in acquiring that business.

Following completion of this review and consideration of expressions of interest the decision has been made to retain the business.

HSBC is a leading international player in wealth management and is committed to Global Private Banking as one of its four Global Businesses. HSBC will continue to invest in the growth of the business in line with its commitment to priority markets and the adoption of Global Standards.

Media enquiries to:
Médard Schoenmaeckers	+41 58 705 3390	medard.schoenmaeckers@hsbcpb.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 11 July 2013